                             October 31, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	CloudCommerce, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 25, 2019
File No. 024-11067

Ladies and Gentlemen:

Please find below the response to the comment raised by the staff of the Securities and Exchange Commission in its letter dated October 30, 2019 relating to CloudCommerce, Inc.’s (the “Company,” “we,” “us” or “our”) Offering Statement on Form 1-A referenced above.

General

1       We note that Section 6 of your subscription agreement includes an exclusive forum provision and a jury trial waiver provision. Please amend the disclosure in your offering circular to include a description of both of these provisions, including the statement found in your subscription agreement that, by agreeing to the jury trial waiver, the subscriber is not deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also include risk factor disclosure related to these provisions, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

As a related matter, please disclose the extent to which the exclusive forum clause applies to federal securities law claims. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

321 Sixth Street, San Antonio, TX 78215 (805) 964-3313 F (805) 964-6968 CloudCommerce.com

Response:

The exclusive forum and jury trial waiver provisions have been removed from the subscription agreement as filed in the Company’s amended 1-A.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Gregory Sichenzia, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ Andrew Van Noy
Chief Executive Officer

321 Sixth Street, San Antonio, TX 78215 (805) 964-3313 F (805) 964-6968 CloudCommerce.com